November 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Jeff Gabor

Re:	Innovative International Acquisition Corp.
Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
Filed November 14, 2023
File No. 001-40964

Dear Mr. Gabor:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) during a telephone conversation on November 21, 2023, regarding the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on November 14, 2023.

In response to the Staff’s comment, the Company confirms that on November 24, 2023, the Company instructed Equiniti Trust Company, LLC, as trustee with respect to the trust account in which the proceeds of the initial public offering and simultaneous private placement were placed following the closing of the Company’s initial public offering (the “Trust Account”), to hold funds in the Trust Account in an interest-bearing bank demand deposit account, in order to mitigate the risk that the Company could be deemed to be operating as an unregistered investment company under the Investment Company Act of 1940, as amended. The Company will revise and update the related disclosure in the definitive proxy statement.

We thank the Staff for its review of the foregoing and the definitive proxy statement to be filed on November 24, 2023. If you have further comments, please feel free to contact to our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

Innovative International Acquisition Corp.

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer, Innovative International Acquisition Corp.